[Allianz Letterhead]

October 13, 2008

By EDGAR, “CORRESP” Designation

Mr. James B. Rosenberg,

Senior Assistant Chief Accountant,

Division of Corporation Finance,

Securities and Exchange Commission,

100 F Street, N.E.,

Washington, D.C. 20549.

Re:	Allianz SE

Annual Report on Form 20-F for the

Fiscal Year Ended December 31, 2007 (File No. 001-15154)

Dear Mr. Rosenberg:

We are writing on behalf of Allianz SE (“Allianz”) in response to your comments received on August 26, 2008 in connection with the Staff’s comments on the Annual Report on Form 20-F for the fiscal year ended December 31, 2007 (“2007 Form 20-F”).

We appreciate the Staff’s review of the 2007 Form 20-F and have attempted to thoughtfully and carefully consider each of the Staff’s comments. For your convenience, your comments are transcribed below in full and in bold type. Reference to comments previously made by Allianz is with respect to the response letter that Allianz submitted to the Staff on July 7, 2008. The following are Allianz’s responses to the Staff’s comments:

1.	Please refer to your response to Comment 1, Part C. Please note that the requested disclosure is required by Paragraph 27(c) of IFRS 7 and we continue to believe that a sensitivity analysis would be useful to investors. Please confirm that you will disclose in future filings that you cannot currently provide a sensitivity analysis and that you will provide the analysis in future filings when available. Alternatively, confirm that you will disclose that the potential effect of using reasonably possible alternative assumptions would not have a significant impact on the financial statements, if applicable.

Mr. James B. Rosenberg

Securities and Exchange Commission

R:	In response to the Staff’s request, Allianz intends to disclose in its Annual Report on Form 20-F for the year ending December 31, 2008 that it is unable to provide a sensitivity analysis for the reasons described in our response letter to the Staff dated July 7, 2008. To the extent that financial instruments for which fair values are determined using valuation techniques that are not based on observable market data are considered significant to Allianz’s consolidated financial statements in the future, Allianz would provide a sensitivity analysis in future filings to the extent applicable. We note that the bulk of the financial instruments to which a sensitivity analysis would apply are held at Dresdner Bank AG, which Allianz has recently announced is being disposed of.

2.	Please refer to your response to Comment 7 and your proposed disclosures. Please tell us whether any significant adjustments have been recorded since you have refined your valuation techniques to measure to the fair value of asset-backed and mortgage-backed securities during the second quarter of 2008.

R:	In the second quarter of 2008, Allianz recorded a positive valuation adjustment of €70 million as a result of changing from a proxy method to the Intex cash flow model (as described in our response letter to the Staff dated July 7, 2008) for the residential mortgage-backed securities (RMBS) and collateralized debt obligations (CDOs) portfolios. We will disclose any material impact of additional refinements, if any, for the third quarter of 2008 as soon as they are finalized, which is expected at the end of October or early November 2008.

*        *        *

On behalf of Allianz, I would like to thank you for the cooperation you and the Staff are extending with the review of the 2007 Form 20-F. Please do not hesitate to call me at (011) (49) 89-3800-2791 or William Torchiana of Sullivan & Cromwell LLP at (011) (33) (1) 7304-5890 with any questions or comments on the foregoing.

Very truly yours,

/s/ Dr. Helmut Perlet
Dr. Helmut Perlet
Chief Financial Officer

cc:	Mary Mast

Vanessa Robertson

(Securities and Exchange Commission)

Dr. Peter Hemeling

Burkhard Keese

Mr. James B. Rosenberg

Securities and Exchange Commission

(Allianz SE)

Johannes Pastor, Partner

(KPMG Deutsche Treuhand-Gesellschaft AG)

Darryl Briley, U.S. Filing Review Partner

(KPMG LLP)

William D. Torchiana

(Sullivan & Cromwell LLP)